UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Markit Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G58249106

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G58249106

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,673,940
	8	Shared voting power 0
	9	Sole dispositive power 15,673,940
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 15,673,940
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.7%(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 179,613,380 Common Shares stated by the Issuer to be outstanding, as reported in the Issuer’s Form 6-K, furnished to the SEC on November 10, 2015.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 26, 2014 (the “Statement”). This Amendment is being filed on behalf of the reporting person (the “Reporting Person”) identified on the cover page of this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On December 10, 2015, the Reporting Person purchased 5,253,940 Common Shares, par value US $0.01 per share, of the Issuer from JPMC Strategic Investments II Corporation (“JPMCII”) for an aggregate purchase price of $149,999,987 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated December 10, 2015 by and among the Reporting Person and JPMCII.

References to, and descriptions of, the Securities Purchase Agreement as set forth in this Item 3 are qualified in their entirety by the terms of the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety in this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person are as follows:

(a)	Amount beneficially owned: 15,673,940 shares

Percentage: 8.7%(2)

(b)	Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 15,673,940 shares

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of: 15,673,940 shares

iv. Shared power to dispose or to direct the disposition of: 0 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Person or, to the Reporting Person’s knowledge, the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d) None.

(e) Not applicable.

(2)	Calculated based on the 179,613,380 Common Shares stated by the Issuer to be outstanding, as reported in the Issuer’s Form 6-K, furnished to the SEC on November 10, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Letter Agreement

The Issuer and the Reporting Person, among others, entered into a Registration Rights Agreement dated as of June 24, 2014 (as subsequently amended, the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to cause Common Shares to be registered under Section 5 of the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Registration Rights Agreement. Pursuant to a Letter Agreement between the Issuer and the Reporting Person dated December 10, 2015 (the “Letter Agreement”), the parties clarify that solely for the purposes of Article 2 of the Registration Rights Agreement, the Common Shares purchased pursuant to the Securities Purchase Agreement shall be deemed Initial Ownership Common Shares (as defined in the Registration Rights Agreement) of the Reporting Person.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 2.3 to the Issuer’s Form 20-F filed with the SEC on March 10, 2015 and Amendment No. 1 to the Registration Rights Agreement filed as Exhibit 10.45 to the Issuer’s Amendment No. 1 to Form F-1 filed with the SEC on June 3, 2015, which are incorporated in their entirety in this Item 6. References to, and descriptions of, the Letter Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated December 10, 2015, by and among Canada Pension Plan Investment Board and JPMC Strategic Investments II Corporation.

99.2	Director Nomination Agreement by and between Markit Ltd. And Canada Pension Plan Investment Board, dated as of June 18, 2014 (a form of which is attached as Exhibit 10.43 to Amendment No. 2 to the Issuer’s Form F-1 (File No. 333-195687) filed with the SEC on June 3, 2014 and incorporated herein by reference).

99.3	Registration Rights Agreement among Markit Ltd. and the Shareholders party thereto, dated June 24, 2014 (attached as Exhibit 2.3 to the Issuer’s annual report on Form 20-F (File No. 001-36495), filed with the SEC on March 10, 2015 and incorporated herein by reference).

99.4	Amendment No. 1 to the Registration Rights Agreement among Markit Ltd. and the Shareholders party thereto, dated June 2015 (attached as Exhibit 10.45 to the Issuer’s Amendment No 1. to Form F-1 (File No. 333-204106), filed with the SEC on June 3, 2015, and incorporated herein by reference).

99.5	Letter Agreement, dated December 10, 2015 among Markit Ltd. and Canada Pension Plan Investment Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2015
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Eric Wetlaufer
Signature

Eric Wetlaufer Senior Managing Director, Global Head of Public Market Investments
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).